Exhibit 2

The Time for Change at Insituform is Now!

May 6, 2008

To Our Fellow Stockholders of

            Insituform Technologies, Inc.:

With Insituform’s Annual Meeting of Stockholders less than two weeks away, we’re encouraged by the positive response our message for Board change is receiving. In order to increase shareholder value for the long term, Insituform needs more than just a few new voices on its Board – it needs a completely new board.

The Incumbent Board’s Desperation is Showing

Shareholders recognize the need for change, and Insituform’s incumbent Board is becoming more desperate. In the absence of a track record they can defend, they’ve taken to repeating an unfounded and inaccurate mantra. The incumbent Board continually claims that we “have no plan or relevant capabilities to operate your Company” and that we are “seeking Board control to pursue a fire sale of your Company.” These inaccurate misrepresentations are a thinly veiled “scare tactic” and are completely untrue.

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Under no circumstance will we pursue a “fire sale” of Insituform. To say otherwise is outrageous. We are long term investors, focused exclusively on water related companies worldwide, and we are not looking for a quick sale in order to satisfy some mythical short-term investment horizon that management would like you to believe we have.

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Our nominees are uniquely equipped to maximize long term shareholder value by implementing the business plan we have detailed in previous filings. In fact, our nominees have far more experience than the incumbent Board in implementing efficient business practices throughout a global organization and in operating and investing in the water industry worldwide. Moreover, our nominees have far greater governmental and international experience and contacts than the incumbent directors.

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We have consistently stated – and reiterate – that we are prepared and willing to work with Joe Burgess as Insituform’s new CEO. In fact, if he is not reelected to the Board as a result of this proxy contest, we will offer to add him back to the Board.

The Incumbent Board has demonstrated no ability to create shareholder value.

In response to our recent criticism of the Board – and criticism by analysts and other shareholders – pointing to a long term record of destroying shareholder value, the incumbent Board recently presented its latest version of a “strategic plan.” We see few new specifics and many inaccuracies.

•	Insituform’s shares have lost 13.2% of their value over the past five years, while the Company’s two handpicked indexes for comparison have increased in value by 391.7% and 224.0%, respectively.[1]

•	In Q1 2008, gross margin remained well below historical levels, and operating expenses were still greater than analyst expectations, even after accounting for proxy related expenses.

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The incumbent Board references operations in “40 markets,” including North America (2 countries) and Europe (perhaps 10 countries), which implies, based on the incumbent Board’s recent presentation, that sales in “rest of world” (approximately 28 countries) totaled a paltry $2 million in 2007.

•	Tite Liner sales have barely grown in the last 3 years despite the unprecedented boom in mining and oil and gas spending.

•	The incumbent Board’s “strategic plan” now uses words like “refocus” “intensify” “improve” “reduce” “optimize” and “standardize.” Ironic how those words were rarely ever used before our filings.

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The Company belittles litigation with its European partner (in a joint venture that accounts for a significant portion of the Company’s non-US revenue) by referring to it euphemistically as a “situation.”

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The incumbent Board’s public presentation of its plan shows an EBITDA chart that generously excludes the losses under their watch from the now-defunct tunneling business, and includes interest income, gains on sale, and other income.

•	The incumbent Board has apparently rebuffed past inquiries by credible buyers, never exploring whether they would be willing to pay shareholders a significant premium.

[1]

Represents total return for calendar years 2003 through 2007. The Company’s handpicked indexes are identified in the Company’s Form 10-K and in Water Asset Management’s proxy statement, filed March 10, 2008 and April 22, 2008, respectively, with the Securities and Exchange Commission.

Our objective is to transform Insituform into a results-driven enterprise, with individual accountability, in order to create shareholder value. Our 2010 EPS objective is $2.00 per share, as compared with $0.47 per share earned in 2007. Here are the highlights of some of the steps we will take:

•	Grow sales from $500 million to $700 million.

•	Increase gross margins from 18% to 25%.

•	Reduce general and administrative expenses by $10 million per year.

We urge you to vote for our entire slate on our BLUE proxy card. We look forward to continue speaking with many of our fellow shareholders in advance of the 2008 Annual Meeting on May 19, 2008.

In addition, please feel free to call our proxy advisors, MacKenzie Partners, Inc., or us directly, at any time for further information at (800) 322-2885.

Very truly yours,

Matthew J. Diserio	Disque D. Deane Jr.

Biographies of Our Nominees

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Nickolas W. Vande Steeg is a former President of Parker-Hannifin Corp., having held a variety of executive and operating management positions over a 35 year career with that company. Parker Hannifin is widely considered one of the best managed and most efficient companies in the S&P 500. Mr. Vande Steeg has substantial experience in successfully implementing “lean” business practices in a large global enterprise and will provide significant leadership and insight to make the Company more efficient, flexible and competitive.

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Senator Alfonse M. D’Amato offers a wealth of experience in governmental and international affairs on the federal, state and municipal levels. Municipal wastewater markets are the primary focus of the Company’s US marketing efforts for rehabilitation projects, and we believe Senator D’Amato’s experience, insight, and relationships will be invaluable.

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Matthew J. Diserio and Disque D. Deane Jr. are President and Chief Investment Officer, respectively, of Water Asset Management, which invests exclusively in water-related companies globally. In addition to vast experience in the water industry, Messrs. Deane and Diserio will bring to the Board significant financial experience. We believe their financial and water industry experience and contacts will be an important addition to the new Board’s expertise in the current financial environment, where creative approaches to financing municipal projects can provide a critical competitive advantage.

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Richard Onses is a water industry consultant based in Barcelona, Spain and specializing in water utilities and water infrastructure projects. He formerly headed business development at Sociedad General de Aguas de Barcelona, SA, a large European water company, and has operated water and waste water assets on three continents. Given the growth of the Company’s international operations, we believe that Mr. Onses’ international experience and contacts in the water industry will be a valuable addition to the Board.